

Mail Stop 4546

December 22, 2016

Via E-mail
Mr. Jason A. Amello
Chief Financial Officer
Akebia Therapeutics, Inc.
245 First Street, Suite 1100
Cambridge, MA 02142

Re: Akebia Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 14, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 9, 2016
File No. 001-36352

Dear Mr. Amello:

We have limited our review to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Condensed Consolidated Financial Statements
9. Significant Agreements, page 20

1. Please tell us how you applied ASC 605-25, Revenue Recognition in Multiple-Element Arrangements, as it relates to your Mitsubishi Tanabe Pharma Collaboration Agreement. In this regard, provide us the information required by ASC 605-25-50-2 in your response.

2. Regarding the $350 million of total milestone payments you are eligible to receive under the Mitsubishi Tanabe Pharma Collaboration Agreement, please address the following:
   - Provide an analysis of each milestone under ASC 605-28-20; and
   - Provide us the information required by ASC 605-28-50-2.b, c, and d for each milestone that meets the definition of a milestone under ASC 605-28-20.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105, or Keira Nakada, Senior Staff Accountant, at (202) 551-3659 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance